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                                                                      Exhibit 21

FOR:  IMMEDIATE RELEASE
CONTACT:  Edward P. Norris
          Chief Financial Officer
          (203) 356-9000



               STAMFORD, Conn., March 31, 1995 -- American Maize-Products Company (ASE:AZE) announced today that the Superior Court of Cumberland County, Maine again denied the motion by William Ziegler, III, Chairman of the Board of American Maize, and First Fidelity Bank, co-trustee with Mr. Ziegler over certain Ziegler family trusts, to preliminarily enjoin the issuance of authorized but unissued shares of American Maize Class B common stock to Eridania Beghin-Say, S.A. The plaintiffs have appealed this decision. On March 24, 1995, the court denied Mr. Ziegler's original request for a preliminary injunction against the issuance of authorized but unissued Class B shares. The court permitted First Fidelity to intervene as a plaintiff in Mr. Ziegler's lawsuit against American Maize and its other directors. Mr. Ziegler filed suit on February 22, 1995 claiming, among other things, that the approval by Maize's directors of the proposed acquisition by Eridania of American Maize constituted a breach of the directors' fiduciary duties and that the sale of Class B shares to Eridania would be illegal.

               Pursuant to a merger agreement signed with American Maize, Eridania commenced a tender offer on February 28, 1995 for all outstanding shares of American Maize common stock at a price of $40 per share. Following the successful completion of the tender offer, a subsidiary of Eridania will merge with American Maize and holders of all remaining shares of American Maize will receive $40 per share. In connection with the merger agreement, the parties entered into a stock purchase agreement pursuant to which Eridania will purchase, at a price of $40 per share, all authorized but unissued shares of American Maize Class B common stock (an aggregate of 757,943 shares) which remain available for purchase following the exercise by holders of the Class B common stock of preemptive rights. American Maize intends to proceed with the transactions contemplated by the merger agreement and the stock purchase agreement.

               American Maize, based in Stamford, Connecticut, produces corn sweeteners and a variety of specialty food and industrial starches at plants in Hammond, Indiana; Decatur, Alabama and Dimmitt, Texas. The Company also produces cigars and smokeless tobacco products at plants located in Jacksonville, Florida and Wheeling, West Virginia.

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